Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for March 2020

Santiago, Chile, April 13, 2020– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM) today reported its preliminary monthly traffic statistics for March 2020 compared to March 2019.

System passenger traffic decreased by 37.9%, while capacity fell 27.5%. As a result, the Company’s load factor for the month fell 11.9 percentage points to 71.0%. International passenger traffic accounted for approximately 51% of the month’s total passenger traffic.

The following table summarizes traffic figures for March 2020 for LATAM’s main business units.

	March				Year to Date by March
	2020	2019	% Change		2020	2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (millions)
SYSTEM	6,422	10,340	-37.9%		28,763	31,979	-10.1%
DOMESTIC SSC (1)	1,156	1,760	-34.3%		5,535	5,816	-4.8%
DOMESTIC BRAZIL (2)	2,004	2,486	-19.4%		8,559	7,704	11.1%
INTERNATIONAL (3)	3,263	6,094	-46.5%		14,669	18,458	-20.5%

AVAILABLE SEAT KILOMETERS (millions)
SYSTEM	9,048	12,481	-27.5%		35,465	37,989	-6.6%
DOMESTIC SSC (1)	1,593	2,175	-26.8%		6,926	6,910	0.2%
DOMESTIC BRAZIL (2)	2,835	3,083	-8.1%		10,553	9,383	12.5%
INTERNATIONAL (3)	4,620	7,222	-36.0%		17,986	21,695	-17.1%

PASSENGER LOAD FACTOR
SYSTEM	71.0%	82.8%	-11.9	pp	81.1%	84.2%	-3.1	pp
DOMESTIC SSC (1)	72.5%	80.9%	-8.3	pp	79.9%	84.2%	-4.3	pp
DOMESTIC BRAZIL (2)	70.7%	80.6%	-10.0	pp	81.1%	82.1%	-1.0	pp
INTERNATIONAL (3)	70.6%	84.4%	-13.7	pp	81.6%	85.1%	-3.5	pp

PASSENGERS BOARDED (thousands)
SYSTEM	3,888	5,877	-33.8%		17,654	18,174	-2.9%
DOMESTIC SSC (1)	1,340	2,053	-34.7%		6,404	6,533	-2.0%
DOMESTIC BRAZIL (2)	1,802	2,355	-23.5%		7,813	7,184	8.8%
INTERNATIONAL (3)	746	1,469	-49.2%		3,437	4,457	-22.9%
LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (millions)
SYSTEM	257	313	-17.8%		832	899	-7.4%

AVAILABLE TON KILOMETERS (Cargo) (millions)
SYSTEM	466	540	-13.7%		1,587	1,604	-1.1%

CARGO LOAD FACTOR
SYSTEM	55.3%	58.0%	-2.8	pp	52.5%	56.0%	-3.6	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 145 destinations in 26 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 42,000 people worldwide, operating approximately 1,400 flights per day and transporting over 74 million passengers per year.

LATAM Airlines Group has 332 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.